Exhibit 99.2

 Increased Leverage Cap Proposal  In late March 2018, legislation was signed to permit BDCs to increase their leverage cap from 1:1 debt-to-equity to 2:1 debt-to-equity, subject to Board or shareholder approvalNMFC is proposing to increase our leverage cap in line with the new legislation in order to enable:Enhanced flexibility to earn our dividend with reduced overall corporate riskReduced required yield on individual assetsWe believe the incremental risk of increasing liabilities will be more than offset by lower risk in our asset baseAmount of incremental leverage will depend upon prevailing asset yields and cost of marginal credit, among other factorsHowever, we will continue utilizing historically safe, termed out, financing that is not mark-to-marketAs a reminder, on senior assets, NMFC only charges a management fee on the implied equity utilized to purchase such assets, which typically ranges from 30-50% Management fee on the majority of incremental assets is expected to be 60-80 bpsWe have scheduled a Special Meeting on June 8, 2018 for our shareholders to vote on this proposal